SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

___________________________

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ____

________________________

CITIBANK, N.A.

13-5266470

(I.R.S. employer

identification no.)

399 Park Avenue, New York, New York

10043

(Address of principal executive office)

(Zip Code)

_______________________

HONDA AUTO RECEIVABLES 2007-1 OWNER TRUST

 ( Issuer with Respect to the Securities )

AMERICAN HONDA RECEIVABLES CORP.

(Exact name of Registrant as specified in its charter)

California

 33-0526079

(State or other jurisdiction of

(I.R.S. employer

incorporation or organization)

identification no.)

 20800 Madrona Ave

   90503

Torrance, CA

(Zip Code)

Or such other address specified in the applicable

Prospectus Supplement

(Address of principal executive offices)

_________________________

Asset Backed Notes, Series 2007-1

(Title of Indenture Securities)

Item 1.

General Information.

Furnish the following information as to the trustee:

(a)

Name and address of each examining or supervising authority to which it is subject.

Name

Address

Comptroller of the Currency

Washington, D.C.

Federal Reserve Bank of New York

New York, NY

33 Liberty Street

New York, NY

Federal Deposit Insurance Corporation

Washington, D.C.

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.

Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.

List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect.  (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business.  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers.  (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 - Copy of existing By-Laws of the Trustee.  (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939.  (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of

September 30, 2006- attached)

Exhibit 8 -  Not applicable.

Exhibit 9 -  Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 8th day of  February, 2007.

CITIBANK, N.A.

By

/s/Louis Piscitelli

Louis Piscitelli

Vice President